TSX, NYSE – HBM 2016 No. 17

Hudbay Announces Resumption of Operations at Constancia

Toronto, Ontario, November 11, 2016 - HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today announced it has resumed operations at its Constancia mine in Peru following the negotiation, with support from the Peruvian government, of a peaceful resolution of the occupation in the open pit.

About Hudbay

Hudbay (TSX: HBM) (NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol "HBM.WT" on the Toronto Stock Exchange and "HBM/WS" on the New York Stock Exchange. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com